Exhibit 99.1
April 27, 2007
Re: Canadian Pacific Railway Limited — 2006 Annual Report
The appended revised 2006 Annual Report of Canadian Pacific Railway Limited is being filed due to the fact that the 2006 Annual Report filed on March 30, 2007 contained two errors in the Financial Highlights section on page 1. The errors that have been corrected are:
•	2006 Adjusted Operating Expenses were incorrectly stated to be $3,154.6 million. The correct amount of such expenses was $3,454.6 million.
•	2004 Adjusted Operating Expenses were incorrectly stated to be $3,114.4 million. The correct amount of such expenses was $3,116.3 million.
The revised annual report is otherwise unchanged from the annual report filed on March 30, 2007.
Yours truly,
(signed) “D. F. Barnhardt”
D.F. Barnhardt
Corporate Secretary